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Exhibit (a)(2)(xxxix)

RE: Aventis Pharmaceuticals Savings Plan (Plan) Aventis ADR Fund

(Aventis Fund)

Dear Aventis Fund Participant:

You are receiving this e-mail because as of June 1, 2004, a portion of your Plan account was invested in the Aventis Fund. T. Rowe Price, the Plan trustee, has received offering materials for Aventis ADRs in connection with Sanofi-Synthelabo's (Sanofi) revised exchange offer for Aventis shares (Revised Offer).

The purpose of this e-mail is to provide you with the opportunity to instruct T. Rowe Price whether to tender the shares represented by your interest in the Aventis Fund in response to the Revised Offer.

These instructions apply only to your interest in the Aventis Fund. You will receive separate tender offer materials for any other Aventis shares/ADRs you may own.

Please read all of the materials carefully before submitting your instruction. To submit your instruction to T. Rowe Price, please follow the instructions below. Confirmation of your instruction will be provided at your request at the end of your on-line process.

T.Rowe Price must RECEIVE your instruction by 12:00 Noon, E.D.T., June 25, 2004, unless the Revised Offer is extended. If you submit more than one instruction, T. Rowe Price will follow the last valid instruction RECEIVED by this deadline.

All instructions received previously by T. Rowe Price in
response to Sanofi's original offer are now NULL AND VOID and have been DISCARDED. If you wish to tender your ADRs and
receive the "standard election" consideration, you need not take any action. All ADRs for which no instructions are received
will be tendered by T. Rowe Price for the "standard election"
consideration. If you wish NOT to tender your ADRs, or if
you wish to choose consideration in a form other than the
"standard election", you must submit instructions.

PLEASE NOTE: IF YOU DO NOT RESPOND BY THE DEADLINE, OR IF YOUR INSTRUCTION IS DEFECTIVE, T. ROWE PRICE WILL TENDER YOUR AVENTIS ADRs (that is, accept the Revised Offer from Sanofi) BY DEFAULT.

If you have any questions regarding this process (or would like to receive any of the materials listed below in printed form), please call the T. Rowe Price Plan Account Line at 800-839-1907.

You can read the materials for the Revised Offer at the following internet sites (if your E-mail software supports it, simply click on the link):

Sanofi U.S. Exchange Offer Prospectus
http://www3.proxyweb.com/aventis/Revised Offer To Purchase.pdf
Letter to Aventis U.S. Shareholders and Information for Aventis
shareholders http://www3.proxyweb.com/aventis/letter.pdf

Frequently Asked Questions
http://www3.proxyweb.com/aventis/FAQ.doc
To view the tender offer materials online you may need Adobe
Acrobat Reader, which is available at the following Internet site: http://www.adobe.com/products/acrobat/readstep2.html

You can enter your instruction to T. Rowe Price at the following Internet site:
http://www.401kproxy.com/aventis

To enter the http://www.401kproxy.com/aventis site, you will need the control number below.

CONTROL NUMBER: xxxxxxxxx

There is no charge for you to instruct T. Rowe Price via this service, although you may incur costs associated with electronic access, such as usage charges from Internet access providers and telephone companies.

Sincerely,
Terry King, Chairman Aventis Pharmaceuticals Savings Investment Committee
Helen M. Hefner, Chairman Aventis Retirement Plan Administrative Committee

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  Exhibit (a)(2)(xxxix)